Exhibit 99.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Company Registration No. 198703584K)

CHARTERED ANNOUNCES RESIGNATION OF ANG KAY CHAI

Ang Kay Chai, senior vice president of worldwide sales and marketing, has tendered his resignation citing personal reasons. Mr. Ang’s last day of service with the company will be 28 February 2009. The company has initiated a global search process and will be evaluating internal and external candidates to find a suitable successor.

The company would like to take this opportunity to thank Mr. Ang for his contributions to the company and extend its best wishes for his future endeavours.

Submitted by:

Looi Lee Hwa
Company Secretary

Dated: 9 January 2009